UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. ____)*

Under the Securities Exchange Act of 1934

WESTMONT RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

96081P 10 4
(CUSIP Number)

Javan King
1621 Freeway Drive, Suite 209
Mount Vernon, WA 98273
(360) 395-6040
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 96081P 10 4	Page 2 of 6 Pages

1.	Names of Reporting Persons Javan King
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 1,833,333 Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 1,833,333 Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,833,333 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 19.6%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
CUSIP No. 96081P 10 4	Page 3 of 6 Pages

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Westmont Resources, Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 1621 Freeway Drive, Suite 209, Mount Vernon, WA 98273.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name of Person filing this Statement:

Javan King (the “Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is 1621 Freeway Drive, Suite 209, Mount Vernon, WA 98273.

(c)	Present Principal Occupation and Employment:

The Reporting Person is the Chief Operating Officer, Secretary and a director of the Company effective as of October 22, 2008. The principal executive offices of the Company are located at 1621 Freeway Drive, Suite 209, Mount Vernon, WA 98273.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 22, 2008, the Reporting Person completed a transaction whereby he purchased 1,833,333 shares of the Company’s common stock from Andrew Jarvis, the sole officer and director of the Company.  At the same time Peter Lindhout acquired 1,833,334 shares of the Company’s common stock from Mr. Jarvis.  As a result of this transaction, Mr. Jarvis now owns 1,833,333 shares, or 19.6%, of the Company’s common stock, Mr. Lindholt owns 1,833,334 shares, or 19.6%, of the Company’s common stock, and Mr. King owns 1,883,333 shares, or 19.6% of the Company’s common stock. The total consideration paid for the shares

SCHEDULE 13D
CUSIP No. 96081P 10 4	Page 4 of 6 Pages

was $6,000 and was paid entirely with personal funds of Mr. Lindhout and Mr. King, each contributing the sum of $3,000.

ITEM 4. PURPOSE OF TRANSACTION.

The sale of the shares by Mr. Jarvis was made to secure the involvement of Mr. Lindhout and Mr. King as officers and directors of the Company.

At the present time, Mr. King has no plans or proposals that related to or would result in:

(a)            The acquisition by any persons of additional securities of the Company, or the disposition of securities of the Company;

(b)            An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)            A sale of a material amount of assets of the Company or any of its subsidiaries;

(d)            Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e)            Any material change in the present capitalization or dividend policy of the Company;

(f)            Any other material change in the Company’s business or corporate structure;

(g)            Change in the Company’s character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)            Causing the Common Stock of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTCBB;

(i)            Causing the Common Stock of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)            Any other action similar to any of these enumerated above;

Provided that, Mr. King, in his capacity as a member of the Board of Directors and as Chief Operating Officer and Secretary of the Company, reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the Company and which action is approved by the Board of Directors of the Company.

SCHEDULE 13D
CUSIP No. 96081P 10 4	Page 5 of 6 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership: As of October 23, 2008, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	1,833,333	19.6%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information I provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of October 23, 2008 there were 9,333,000 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Company’s securities during the past 60 days other than that described in Item 3 of this Schedule 13D.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SCHEDULE 13D
CUSIP No. 96081P 10 4	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2008	By:	/s/ Javan King
Javan King